HOWELL J. REEVES DIRECT DIAL: 215-979-1926 E-MAIL: hreeves@duanemorris.com www.duanemorris.com January 26, 2010
VIA EDGAR AND VIA FEDEX

Mr. Jay Ingram, Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549-4631

Re:	Quaker Chemical Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed January 13, 2010
File No. 333-163294

Dear Mr. Ingram:

This letter is in response to the comments in your letter, dated January 22, 2010, to Michael F. Barry, the Chairman, Chief Executive Officer and President of Quaker Chemical Corporation (“Quaker”), regarding Quaker’s above-referenced Amendment No. 1 (the “Amendment”) to its registration statement, Commission File No. 333-163294 (the “Registration Statement”). In order to facilitate your review of this response, we have included under headings that correspond to those in your letter the full text of each comment, which is followed by our response.

General

Comment

1.      We note your response to comment 5 of our letter dated December 16, 2009. Since it appears that you are contemplating that the registration statement be utilized for a subscription rights offering, please tell us how you determined that registration of the offer and sale of the shares that will be allocated to the shareholders who elect to participate in the rights offering is not required on

Mr. Jay Ingram, Legal Branch Chief

January 26, 2010

the current registration statement.

Response:	In accordance with instructions from Quaker, I hereby confirm to you that Quaker does not intend to utilize the Registration Statement to conduct a subscription rights offering.

Legal Opinion, Exhibit 5.1

Comment

2.      We note that the opinion is dated as of January 13, 2010. Please clarify that the opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

Response:

         Based on my telephone conversation with you yesterday, it is my understanding that we will not be required to provide a new legal opinion provided the Registration Statement is declared effective within 30 days of the date of the opinion filed with the Amendment. In this regard, Quaker intends to request acceleration of effectiveness of the Registration Statement promptly following its receipt of confirmation that the Staff has no further comments regarding the Registration Statement.

If you have any questions concerning our responses or require additional information in connection with your review of the Amendment, please do not hesitate to contact the undersigned at 215-979-1926.

Very truly yours,

/s/ Howell J. Reeves
Howell J. Reeves

HR:RK

cc:	Michael F. Barry, Chairman,
Chief Executive Officer, Director